Exhibit 99.1

PRESS RELEASE

Skypac and SMX Unveil Traceability Alliance for

Responsible Plastic Packaging

Putting the “Paper When Possible, Plastic When Useful” Principle into Action

New York, Singapore 28 April 2025 – SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW), a leader in providing “physical to digital” solutions for a circular economy, today unveiled a strategic alliance with Skypac Packaging, a Singapore-based producer of flexible plastic materials. Guided by the principle “Paper When Possible, Plastic When Useful,” Skypac focuses on manufacturing PP, OPP, HDPE, and LDPE products—both with and without rotogravure printing—and aims to advance global packaging practices through this new collaboration with SMX.

By integrating SMX’s invisible molecular marking and blockchain-based digital platform, Skypac seeks to bolster the sustainability and traceability of its plastic packaging line. SMX believes that with ongoing growth in cross-border trade and consumer demand for more eco-conscious products, the ability to verify a package’s origins, composition, and end-of-life potential has become a competitive advantage. Skypac’s offerings already serve multiple industries by preserving product freshness, minimizing shipping and storage costs, and providing an ideal canvas for branding. When combined with SMX’s proprietary technology, these same packaging solutions can now be monitored across their entire lifecycle, enabling companies to reuse, recover, or turn them into an energy source at the end-of-life stage.

“At Skypac, we take pride in delivering flexible packaging solutions that strike the perfect balance between performance and environmental responsibility,” said Kelvin Yeo, Director of Skypac Packaging. “Our robust product range in PP, OPP, HDPE, and LDPE offers unmatched versatility and durability for brands, while reducing shipping costs and preserving product quality. By integrating SMX’s traceability technology, we can further enhance lifecycle visibility, ensuring each package meets evolving ESG demands and underscores our commitment to a responsible and optimized supply chain.”

Both parties recognize Singapore’s unique approach to waste management, where incineration takes precedence over landfilling. In this context, Skypac underscores that biodegradable materials are not always necessary or efficient, since all waste is reduced to ash rather than left in a landfill. Given these conditions, conventional plastics often remain a practical and more sustainable option—especially when they can be tracked, recycled, or reused at multiple points in the supply chain. SMX’s platform is built to seamlessly capture each stage in the product journey, eliminating guesswork and increasing transparency.

For companies grappling with evolving environmental, social, and governance (ESG) standards, the SMX–Skypac alliance offers a straightforward, cost-effective path to ensure responsible sourcing, accurate recordkeeping, and digital proof of compliance. This real-time monitoring also cuts down on time-consuming manual audits, bolstering consumer confidence and safeguarding brand reputation.

Building on Skypac’s ethos of “Paper When Possible, Plastic When Useful,” the alliance with SMX has been designed to provide a well-rounded response to the global imperative of reducing waste and lowering emissions. By merging advanced packaging techniques with robust traceability, the companies are setting a practical benchmark for circularity in plastics—one that meets business needs while upholding environmental stewardship.

PRESS RELEASE

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

About Skypac Packaging

SKYPAC Packaging is a premier provider of end-to-end flexible packaging solutions for a wide range of industries. With a commitment to quality, innovation, and sustainability, SKYPAC helps businesses meet evolving market demands while reducing their environmental impact. By offering tailored design, advanced materials, and comprehensive support, SKYPAC Packaging empowers clients to optimize product presentation and performance in today’s competitive global marketplace.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: matters relating to the Company’s fight against abusive and possibly illegal trading tactics against the Company’s stock; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber, plastic and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industries in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.